
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 31, 2009
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On March 31, 2009, Madison Gas and Electric Company (MGE) amended its existing agreement dated August 29, 2008, with JPMorgan Chase Bank, N.A., as lender. The original agreement provides MGE with a $20 million committed credit facility. The principal purpose of the amendment was to extend the expiration date of the original agreement from March 31, 2009, to March 30, 2010. See Item 2.03 for additional information.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On March 31, 2009, MGE amended its existing agreement dated August 29, 2008, with JPMorgan Chase Bank, N.A., as lender, which provides MGE with a $20 million committed credit facility. The principal purpose of the amendment was to extend the expiration date of the original agreement from March 31, 2009, to March 30, 2010.

The amendment also changed the interest rate provisions of the original agreement. As amended, borrowings under the credit facility may bear interest at either (i) a Eurodollar Rate (as defined in the original agreement) for an applicable interest period, plus 1.50% or (ii) an Alternate Base Rate, plus 1%. The Alternate Base Rate is defined as the greater of (1) JPMorgan Chase Bank, N.A.'s prime rate, (2) the Federal Funds Effective Rate (as defined in the original agreement) plus 0.50% and (3) the one-month Eurodollar Rate plus 1%. The amendment also changed the non-use fee to 0.150% per annum on the unused commitment under the credit facility. The credit facility continues to be used as a backup facility to MGE's commercial paper program. As of March 31, 2009, no borrowings were outstanding under the credit facility.

For additional information regarding the credit facility, see MGE's Current Report on Form 8-K dated August 29, 2008, and filed with the Securities and Exchange Commission on September 5, 2008.

* * * * *

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by MGE include those factors discussed herein, as well as the items discussed in MGE's 2008 Annual Report on Form 10-K— ITEM 1A. Risk Factors, and other factors discussed in filings made by MGE with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. MGE does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this report.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired:
Not applicable.

(b) Pro forma financial information:
Not applicable.

(c) Shell company transactions:
Not applicable.

(d) Exhibit(s):

Exhibit No.	Description
10.1	First Amendment to Credit Agreement dated March 31, 2009, between Madison Gas and Electric Company, as Borrower, and JPMorgan Chase Bank, N.A., as Lender.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Madison Gas and Electric Company
(Registrant)

Date: April 3, 2009

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated March 31, 2009

Exhibit No.	Description
10.1	First Amendment to Credit Agreement dated March 31, 2009, between Madison Gas and Electric Company, as Borrower, and JPMorgan Chase Bank, N.A., as Lender.

EXHIBIT 10.1

As of March 31, 2009

Madison Gas and Electric Company
133 S. Blair St.
Madison, WI 53703

Attention: Vice President, Chief Financial Officer,
                    Secretary and Treasurer

Re: <u>First Amendment to Credit Agreement</u>

Ladies and Gentlemen:

Please refer to the Credit Agreement dated as of August 29, 2008 (the "<u>Credit Agreement</u>") between Madison Gas and Electric Company (the "<u>Borrower</u>") and JPMorgan Chase Bank, N.A. (the "<u>Bank</u>"). Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The Borrower and the Bank agree that, effective on March 31, 2009, the Credit Agreement shall be amended as set forth in paragraphs 1 through 4 below:

1. The following definition of Alternate Base Rate is inserted in Section 1.1:

"Alternate Base Rate" means, for any day, a rate of interest per annum equal to the highest of (i) the Prime Rate for such day, (ii) the sum of the Federal Funds Effective Rate for such day plus 0.5% per annum and (iii) the Eurodollar Base Rate that would be applicable for an Interest Period of one month beginning on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.0%.

2. The definition of Termination Date is amended by deleting the date "March 31, 2009" therein and substituting "March 30, 2010" therefor.

3. Section 2.7 is amended in its entirety to read as follows:

Section 2.7 <u>Interest</u>. The unpaid principal amount of each Loan shall bear interest at a rate per annum equal to (a) at any time such Loan is a Eurodollar Loan, the Eurodollar Rate for each applicable Interest Period <u>plus</u> 1.50%; and (b) at any time such Loan is a Base Rate Loan, the Base Rate as in effect from time to time <u>plus</u> 0.50%; <u>provided</u> that during the existence of a Default, the Bank may, upon notice to the Borrower, require the Borrower to pay interest (i) on the unpaid principal amount of each Loan at a rate that is 2% per annum above the rate otherwise applicable thereto, and (ii) to the fullest extent permitted by law, on the amount of any interest, fee or other amount payable hereunder that is not paid when due, for each day during the period from the date such amount becomes due until such amount is paid in full, at a rate per annum equal to the sum of (A) at the Base Rate as in effect from time to time <u>plus</u> (B) 2.50%, in each case payable on demand.

First Amendment to Madison Gas and
Electric Company Credit Agreement

4.   Section 2.8 is amended by deleting the reference to "0.125%" in the first sentence thereof and substituting "0.150%" therefor.

This First Amendment shall become effective, as of March 31, 2009, on the date on which the Bank has received (a) a counterpart of this First Amendment signed by the Borrower and (b) a non-refundable extension fee in the amount of $20,000.

The provisions of Sections 8.2, 8.4, 8.7, 8.10 and 8.12 of the Credit Agreement are incorporated herein as if set forth in full herein, mutatis mutandis. The Borrower agrees to pay, promptly upon receipt of an invoice therefor, all reasonable costs and expenses of the Bank in connection with the preparation of this First Amendment.

Please acknowledge your agreement to the foregoing by signing and returning a copy of this First Amendment.

JPMORGAN CHASE BANK, N.A.

By: /s/ David Slezewski
Name: David Slezewski
Title: Vice President

Agreed to as of March 31, 2009:

MADISON GAS AND ELECTRIC COMPANY

By: /s/ Jeffrey C. Newman
Name: Jeffrey C. Newman
Title: Vice President, Chief Financial Officer, Secretary and Treasurer